Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 1, 2021

John Spitz

Amit Pande

Division of Corporation Finance

Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldenstone Acquisition Limited

Amendment No. 3 to Registration Statement on Form S-1

Filed October 13, 2021

File No. 333-257209

Dear Mr. Spitz and Mr. Pandi:

On behalf of our client, Goldenstone Acquisition Limited, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated October 28, 2021 (the “Comment Letter”) regarding Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1. Concurrent herewith, we are filing Amendment No. 4 to the Company’s Registration Statement reflecting the responses set forth below (the “Amended Registration Statement”)

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary, page 7

1. We note your response to comment 1. Please expand your disclosure on the prospectus cover page to provide a description of how cash will transferred through your organization if you acquire a target business in China.

Response: The prospectus cover page has been revised in response to the Staff’s comment.

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A limited liability partnership including professional corporations

John Spitz Amit Pande November 1, 2021 Page 2

Risk Factors

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act…, page 51

2. Please revise your disclosure to address the fact that there is pending legislation that would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

RESPONSE: The Risk Factor has been revised in the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner